UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd.________

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____June 13, 2005________________

Date

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

                                                                    Toll Free 1.800.667.1870

www.canalaska.com

TARGETS UNDER LAKE BED

NORTH ATHABASCA BASIN, SASKATCHEWAN

FOR IMMEDIATE RELEASE

                                        News Release

Vancouver, BC, May 17, 2005 - CanAlaska Ventures Ltd.  (CVV - TSX.V  CVVLF- OTCBB) is pleased to report that airborne surveys over the lake-covered portion of the Athabasca Basin contact, in the area immediately south of Uranium City, have produced images of strong conductive trends under the lake bed, as well as in an area near the Stewart Island uranium deposit.

Highlights:

  VTEM helicopter-borne system shows new zones and conductivity targets below the lake bed

  Multiple conductive and magnetic targets beneath Lake Athabasca

  Unconformity depth from 0 to about 500 metres

  Extensive uranium mineralization in basement immediately to north of Athabasca contact

  Known High Grade "Stewart Island"uranium target on land adjacent to conductive zones

  Very favorable environment for unconformity-style uranium mineralization

Canalaska Ventures has received preliminary results from an airborne deep-penetrating time domain electromagnetic and magnetic survey, ("VTEM") survey by Geotech on the eastern half of its Lake Athabasca project in Saskatchewan. Previously identified conductors near Crackingstone Point southeast of the Gunnar Mine were more clearly defined and extended under the lake, and other new deeper conductors were also identified.

The longest conductive zone extends for some 20 kilometres on the property. It underlies water in a deep trench adjacent to Stewart Island where a small but very high grade uranium deposit is hosted by Athabasca sandstone near its unconformable contact with underlying basement rocks.

Prior drilling by Saskatchewan Mining Development Corporation (now Cameco) confirmed the conductors in the area represent favorable graphitic metapelites in part overlain by Athabasca sandstone. The magnetic results suggest faulting, which, in conjunction with graphitic metapelites constitute a favorable trap for uranium mineralization.  Drill testing will be planned after a detailed interpretation of airborne results and waterborne surveys are completed.

News Release

May 17, 2005

This extensive property is located within Lake Athabasca on the central northern edge of the Athabasca Basin, 35 km south of Uranium City.  In the area north of the lake, there are numerous uranium showings which trend to the south.  Within the property these are overlain by Athabasca sandstone, but mostly covered by water.  Previous airborne surveys, dating back to the 1970s, were severely limited because of the effect of the lake and the lake bottom sediments.  The VTEM survey equipment is state of the art, and is now shown to be capable of detecting conductive targets through extensive lake and sediment cover.  Detailed images of the survey will be posted to the Company website as final results become available.

The property covers 77,952 hectares of the central northern edge of the Athabasca Basin.  Additional property was staked in the area by CanAlaska following the completion of the survey.

About Geotech Ltd.

Geotech Ltd. offers full-service airborne geophysical surveys worldwide, mainly to clients in the mining and mineral exploration industries. Their proprietary, large dipole-moment, VTEM (Versatile Time-Domain ElectroMagnetics) system is the cornerstone of their business.

Other Activity

CanAlaska is very active with its exploration efforts, and is continuing to contract airborne surveys on its 100% owned project areas.

The Company has assembled two technical crews for ground field work which will commence in early June.  Field camps are being located within the Basin, as well as on the Company's large property (Charcoal-Hara) which straddles the Saskatchewan-Manitoba border northeast of the Athabasca Basin edge.  Previous exploration within this area has indicated high priority radiometric targets for detailed follow-up ground surveys.

The deep penetrating MEGATEM II surveys carried out in December over the West McArthur River Property, have produced previously unknown, but significant, conductors in four separate areas. The Company's consultant, S.J. Geophysics, is completing detailed geophysical modeling in preparation for imminent field work on this property.  Similar modeling is being carried out on the nearby Moon Property, and the Helmer Property to the northwest.  In all areas detailed airborne surveys have identified high priority anomalous zones.

The Company is also continuing to review and discuss uranium exploration and development targets in other favorable situations.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade. For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President, noted "before commencing our staking program, CanAlaska carried out a comprehensive analysis of existing geological and geophysical data, and the Company has identified and acquired properties that are well located and have considerable potential.  The results of our initial airborne surveys have produced targets which support this potential".

News Release

May 17, 2005

The Company and its shareholders are positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.  Harry Barr, Chairman of CanAlaska stated, "CanAlaska holds one of the largest uranium exploration portfolios in the Athabasca Basin and is actively exploring its properties".

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in the Athabasca Basin of Saskatchewan, Canada, where The Company has recently assembled a large land package (over 1,500,000 acres).

On behalf of the Board of Directors

Peter Dasler, President

Investor Contact: Peter Dasler, President Tel: 604.685.1870 1.800.667.1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

NorthWest Athabasca:
Regional Exploration Highlights
N
Basement
Faye - Verna
Maurice Bay
Gunnar
Fond Du Lac
Athabasca Basin
Cluff Lake Mine
Maybelle River
Shea Creek
Anne
300
500
700
900
1100
-1000
-800
-600
-400
0
Legend
Uranium Deposits
Uranium Showings
Fault
Basement Contours.
High Uranium
0
10
20
40
60
80
Kilometers

News Release

May 17, 2005

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

                                                            Toll Free 1-800-667-1870

www.canalaska.com

New Zealand Property Disposition

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC - May 2, 2005  CanAlaska Ventures Ltd. (the "Company") announces an agreement in principle with a private investment group, Golden Fern Resources Ltd., ("Golden Fern") for the sale of the Company's New Zealand subsidiary, Canalaska Ventures NZ Limited.

The agreement in principle, which is subject to regulatory approvals, and the approval of joint venture partners, provides for initial payment of Cdn $500,000 to recoup the Company's New Zealand investments and exploration expenses, and the provision of funding for the proposed drill testing of the Rise and Shine Joint Venture in May 2005.  Additional consideration will be an equivalent payment to CanAlaska, in the form of a Cdn $500,000 convertible debenture, exercisable after the completion of an initial public financing by Golden Fern, as well as board representation and the provision for not less than 20% of the issued capital of the Company until the Company shall have had not less than $5,000,000 US in aggregate capital invested. The Company will also retain a 1% Net Smelter Royalty on its beneficial interest in all of the individual projects.

President Peter Dasler is pleased with the attention the Golden Fern management group intends to make to the development of the current exploration projects, and their proposal to involve further New Zealand interests in the growth of their Company.  "We will continue to give support to the Golden Fern management for their endeavours in New Zealand, but the involvement of their new management team will allow CanAlaska to concentrate more closely on its uranium acquisitions and exploration in the Athabasca basin in Canada".

About CanAlaska Ventures Ltd.

CanAlaska is a mineral exploration company focused on uranium exploration in Canada. It holds one of the largest exploration portfolios in the Athabasca Basin, spanning from Alberta through Saskatchewan and into Manitoba. The ground acquired  (over 1.5 million acres) covers multiple exploration targets.

On behalf of the Board of Directors

Peter Dasler, President

Investor Contact: Peter Dasler President Tel: 604.685.1870 1-800-667-1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

May 17, 2005

Item 3: Press Release

A Press release dated and issued May 17, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. is pleased to report that airborne surveys over the lake-covered portion of the Athabasca Basin contact, in the area immediately south of Ruanium City, have produced images of strong conductive trends under the lake bed, as well as in an area near the Stewart Island uranium deposit.

Item 5: Full Description of Material Change

Vancouver, BC, May 17, 2005 - CanAlaska Ventures Ltd.  (CVV - TSX.V  CVVLF- OTCBB) is pleased to report that airborne surveys over the lake-covered portion of the Athabasca Basin contact, in the area immediately south of Uranium City, have produced images of strong conductive trends under the lake bed, as well as in an area near the Stewart Island uranium deposit.

Highlights:

  VTEM helicopter-borne system shows new zones and conductivity targets below the lake bed

  Multiple conductive and magnetic targets beneath Lake Athabasca

  Unconformity depth from 0 to about 500 metres

  Extensive uranium mineralization in basement immediately to north of Athabasca contact

  Known High Grade "Stewart Island"uranium target on land adjacent to conductive zones

  Very favorable environment for unconformity-style uranium mineralization

Canalaska Ventures has received preliminary results from an airborne deep-penetrating time domain electromagnetic and magnetic survey, ("VTEM") survey by Geotech on the eastern half of its Lake Athabasca project in Saskatchewan. Previously identified conductors near Crackingstone Point southeast of the Gunnar Mine were more clearly defined and extended under the lake, and other new deeper conductors were also identified.

The longest conductive zone extends for some 20 kilometres on the property. It underlies water in a deep trench adjacent to Stewart Island where a small but very high grade uranium deposit is hosted by Athabasca sandstone near its unconformable contact with underlying basement rocks.

Prior drilling by Saskatchewan Mining Development Corporation (now Cameco) confirmed the conductors in the area represent favorable graphitic metapelites in part overlain by Athabasca sandstone. The magnetic results suggest faulting, which, in conjunction with graphitic metapelites constitute a favorable trap for uranium mineralization.  Drill testing will be planned after a detailed interpretation of airborne results and waterborne surveys are completed.

This extensive property is located within Lake Athabasca on the central northern edge of the Athabasca Basin, 35 km south of Uranium City.  In the area north of the lake, there are numerous uranium showings which trend to the south.  Within the property these are overlain by Athabasca sandstone, but mostly covered by water.  Previous airborne surveys, dating back to the 1970s, were severely limited because of the effect of the lake and the lake bottom sediments.  The VTEM survey equipment is state of the art, and is now shown to be capable of detecting conductive targets through extensive lake and sediment cover.  Detailed images of the survey will be posted to the Company website as final results become available.

The property covers 77,952 hectares of the central northern edge of the Athabasca Basin.  Additional property was staked in the area by CanAlaska following the completion of the survey.

About Geotech Ltd.

Geotech Ltd. offers full-service airborne geophysical surveys worldwide, mainly to clients in the mining and mineral exploration industries. Their proprietary, large dipole-moment, VTEM (Versatile Time-Domain ElectroMagnetics) system is the cornerstone of their business.

Other Activity

CanAlaska is very active with its exploration efforts, and is continuing to contract airborne surveys on its 100% owned project areas.

The Company has assembled two technical crews for ground field work which will commence in early June.  Field camps are being located within the Basin, as well as on the Company's large property (Charcoal-Hara) which straddles the Saskatchewan-Manitoba border northeast of the Athabasca Basin edge.  Previous exploration within this area has indicated high priority radiometric targets for detailed follow-up ground surveys.

The deep penetrating MEGATEM II surveys carried out in December over the West McArthur River Property, have produced previously unknown, but significant, conductors in four separate areas. The Company's consultant, S.J. Geophysics, is completing detailed geophysical modeling in preparation for imminent field work on this property.  Similar modeling is being carried out on the nearby Moon Property, and the Helmer Property to the northwest.  In all areas detailed airborne surveys have identified high priority anomalous zones.

The Company is also continuing to review and discuss uranium exploration and development targets in other favorable situations.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade. For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President, noted "before commencing our staking program, CanAlaska carried out a comprehensive analysis of existing geological and geophysical data, and the Company has identified and acquired properties that are well located and have considerable potential.  The results of our initial airborne surveys have produced targets which support this potential".

The Company and its shareholders are positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.  Harry Barr, Chairman of CanAlaska stated, "CanAlaska holds one of the largest uranium exploration portfolios in the Athabasca Basin and is actively exploring its properties".

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____May 17, 2005______________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

May 2, 2005

Item 3: Press Release

A Press release dated and issued May 2, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

New Zealand Property Disposition.

Item 5: Full Description of Material Change

Vancouver, BC - May 2, 2005  CanAlaska Ventures Ltd. (the "Company") announces an agreement in principle with a private investment group, Golden Fern Resources Ltd., ("Golden Fern") for the sale of the Company's New Zealand subsidiary, Canalaska Ventures NZ Limited.

The agreement in principle, which is subject to regulatory approvals, and the approval of joint venture partners, provides for initial payment of Cdn $500,000 to recoup the Company's New Zealand investments and exploration expenses, and the provision of funding for the proposed drill testing of the Rise and Shine Joint Venture in May 2005.  Additional consideration will be an equivalent payment to CanAlaska, in the form of a Cdn $500,000 convertible debenture, exercisable after the completion of an initial public financing by Golden Fern, as well as board representation and the provision for not less than 20% of the issued capital of the Company until the Company shall have had not less than $5,000,000 US in aggregate capital invested. The Company will also retain a 1% Net Smelter Royalty on its beneficial interest in all of the individual projects.

President Peter Dasler is pleased with the attention the Golden Fern management group intends to make to the development of the current exploration projects, and their proposal to involve further New Zealand interests in the growth of their Company.  "We will continue to give support to the Golden Fern management for their endeavours in New Zealand, but the involvement of their new management team will allow CanAlaska to concentrate more closely on its uranium acquisitions and exploration in the Athabasca basin in Canada".

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____April 19, 2005______________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity